UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File number:  333-169476-02

GREEKTOWN HOLDINGS, L.L.C.
(Exact Name of Registrant as Specified in its Charter)

555 East Lafayette, Detroit, Michigan 48226                                                                                     (313) 223-2999
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
Preferred Stock, par value $0.01 per share
Warrants
(Title of each class of securities covered by this Form)

Not Applicable
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  One

Pursuant to the requirements of the Securities Exchange Act of 1934 Greektown Holdings, L.L.C. has caused this certification/notice to be signed by the undersigned duly authorized person.

Date: March 17, 2014	GREEKTOWN HOLDINGS, L.L.C.

	By:	/s/ GLEN TOMASZEWSKI
Glen Tomaszewski
Senior Vice President, Chief Financial Officer and Treasurer